Exhibit 4.16

To:

For Banker:		Client Name	ID No.	Branch	Account No.	MS-70 for a corporation (Document category - for internal use)	+7 Not active
	.1	Oddity Tech Ltd.	514936269	* * *	* * *
	.2
	.3

Credit Facility Approval Letter Made on

1.	General

As per your request, we hereby notify you that Bank Hapoalim Ltd. (hereinafter: the “Bank”) has agreed to allot you, in the accounts listed herein above (hereinafter jointly and severally referred to as: the “Facility Accounts”) a Credit facility in the amount, for a period, and under the conditions detailed herein (hereinafter: the “Credit Facility”) and that you may use the Credit Facility for Credit categories and conditions as specified in this Letter.

2.	Facility Amount
2.1.	The Credit Facility amount is (choose one): ☐ NIS / ☒ 70,000,000 USD (hereinafter: the “Facility Amount”).
2.2.	The currency stated in the Facility Amount as per Section 2.1 and the Available Balance Amount as per Section 4.1 below are not necessarily the currency by which you may use the Credit Facility.
2.3.	Unless the Bank notifies otherwise, you may use the Credit Facility only in the following foreign currencies (choose one or more):

☒ New Shekels / the following foreign currencies only: Dollars.

2.4.	The Bank may allow you from time to time to use the Credit Facility in other currencies at its discretion (hereinafter: the “Currencies for Facility Use”).

3.	Credit Facility Period [1](choose one):
3.1.	☐ Revolving Credit Facility
3.1.1.

The Credit Facility would be effective as of          (hereinafter: the “Facility Start Date”) and until           (inclusive). The Credit Facility would later be revolved for additional periods of (choose one):☐ one month / ☐ three months / ☐ six months / ☐12 months - each time (hereinafter, respectively: the “Facility Revolve Date” and “Additional Period”) unless you have notified the Bank in writing at any time that you do not wish to revolve the Credit Facility, or the Bank has notified you in writing of its non-revolve within at least thirty (30) days prior to the Facility Revolve Date (the last day of the Credit Facility effective period and the last day of any Additional Period would be referred to hereinafter, as the matter may be: the “Facility Termination Date”). Credit Facility revolving would follow the conditions in effect at the time of each such revolving or other conditions as the Bank may notify you in writing, thirty (30) days at least prior to the relevant Facility Revolve Date.

3.1.2.

Notwithstanding the above the Bank may revolve the Credit Facility for Additional Periods, longer or shorter than the above (but no more than one year) each time and in such case, the terms “Facility Effect Revolve Date” and “Additional Period” would be adjusted, as the matter may be. The Bank will notify us in writing of Credit Facility revolving for such additional shorter or longer period.

3.2.	☒Fixed Term Credit Facility

The Credit Facility would be effective as of ____________ (hereinafter: the “Facility Start Date”) for 12 months, that is, from ___________ until __________ (inclusive) (hereinafter: the “Facility Termination Date”).

4.	Credit Categories for Use Under the Credit Facility
4.1.	Credit categories that may be used in the Credit Facility and interest rates for them (choose one or more):

The following Credit categories may be used under the Credit Facility and the nominal interest rate for them (lacking arrears in Credit repayment)2, subject, inter alia, to payment of fees and expenses as customary in the Bank, all as specified, subject to any applicable law, in documents of the Credit used on account of the Credit Facility as follows (check the relevant):

☐ Short-term loans in Israeli currency (including “check discounting” loans, except “revolving loans”) with a period of no more than           months3, with variable interest at an annual nominal rate not exceeding Prime (Bank of Israel interest + 1.5 percentage points) together with         percentage points, calculated annually.

☒ Renewing short-term loans in Israeli currency with varied interest at an annual rate and additional conditions listed in the Addendum to this Letter titled Addendum to Credit Facility Approval  Letter - Conditions for Using Revolving Loans (MS70(6)).

☐ Short-term current account frames in Israeli currency with varied interest at an annual nominal rate that will not exceed Prime (Bank of Israel interest + 1.5 percentage points) together with           percentage points, calculated annually.

4.2.	Additional Credit categories that may be used under the Credit Facility, subject to future consent on their interest rate

Subject to and without derogating from the provisions of Section 4.1 above, the following Credit categories may in principle be used under the Credit Facility according to its conditions; however, since at this time the interest rate applicable for using them may not be determined, it is made clear that using Credit of the following categories under the Credit Facility is subject, inter alia, to us consenting on the interest rate applicable to each such Credit, whenever you wish to use such Credit on account of the Credit Facility considering the customary interest rates at the Bank at any relevant date for you with respect to providing Credit of the category of sought Credit and considering its features (including, amount, currency, interest type and repayment period) (check the relevant):

☐ Short-term loans with varied interest in Israeli currency with a period of more than        months 4 but no more than one year.

[1]

Unless expressly stated otherwise by the Bank, the provisions of this Section, with respect to the First Effective Period of the Credit Facility and Additional Periods, if any, exceeds everything stated or represented in this matter in any of the current reports or information screens displayed in any service channel to which the account has joined.

[2]	The rate of interest in arrears applicable to any of the Credit Amounts not paid when due will not exceed the maximum rate permitted in law.
[3]	A period not exceeding 12 months must be completed.

4A period not exceeding 11 months must be completed.

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☐ Short-term loans with fixed interest in Israeli currency.

☐ Long-term loans, no more than years, with varied interest in Israeli currency.

☐ Long-term loans, no more than years, with fixed interest in Israeli currency.

☒ Short-term loans with varied interest in the following foreign currencies: Dollars.

☒ Short-term loans with fixed interest in the following foreign currencies: Dollars.

☐ Long-term loans, no more than years, with varied interest in the following foreign currencies: .

☐ Long-term loans, no more than years, with fixed interest in the following foreign currencies: .

☒ Short-term Credit lines with varied interest in the following foreign currencies: Dollars.

4.3.	Additional Credit categories that may be used under the Credit Facility, subject to future consent of their conditions

Subject to and without derogating from the provisions of Sections 4.1 and 4.2 above, the following Credit categories may in principle be used under the Credit Facility according to its conditions; however, since at this time all conditions applicable for using them may not be determined, it is made clear that using Credit of the following categories under the Credit Facility is subject, inter alia, to us consenting on the interest rate applicable to each such Credit, whenever you wish to use such Credit on account of the Credit Facility considering the entire conditions customary at the Bank at any relevant date for you with respect to providing Credit of the category of sought Credit and considering its features (check the relevant):

☒ Bank guarantees classified in the Bank as financial guarantees, for a period not exceeding 1 year/s, in Israeli currency.

☐☒ Bank guarantees not classified in the Bank as financial guarantees, for a period not exceeding years, in Israeli currency.

☐ Bank guarantees classified in the Bank as financial guarantees, for a period not exceeding years, in the following foreign currencies:

.

☐ Bank guarantees not classified in the Bank as financial guarantees, for a period not exceeding years, in the following foreign currencies: .

☐ Documentary Credit for a period not exceeding years, in Israeli currency.

☐ Documentary Credit for a period not exceeding years, in the following foreign currencies: .

5.	Balance for use on account of the Credit Facility
5.1.

For the purpose of calculating the amounts remaining to be used on account of the Credit Facility at any relevant calculation date, the Credit Facility amount would be deducted from the cumulative amount of Credit from the categories listed in Section 4 above (including any kind of Credit Facility), including Credit from such categories provided or to be provided to you in the Facility Accounts - whether or not any such Credit was provided to you under the Credit Facility, as follows:

5.1.1.

All Credit amount balances of the categories listed in Section 4 above (not on account of Checking Account Credit Lines), used on account of the Credit Facility and amounts of interest accrued and not yet charged, unpaid by the relevant calculation date; and -

5.1.2.	To the extent the Credit categories listed in Section 4 above include Credit lines, the higher of those:
5.1.2.1.	Checking Account Credit Lines in effect; or -
5.1.2.2.	The amounts of debit balance in the current account (including unapproved debit balance in Facility Accounts that have approved Credit lines);

this, even if the agreed repayment due date for any of such Credit Amounts is yet to come.

(The Facility Amount after deduction of all amounts listed in Section 4.1 above would be referred to herein as of every relevant calculation date as: the “Available Balance Amount”).

5.2.	Amounts in foreign currency

To the extent the amount of Credit used on account of the Facility is stated in any foreign currency, for the purpose of calculating the Available Balance Amount the Facility Amount and the amount of every Credit used on its account in any foreign currency as noted above would be calculated in New Shekels, according to the Representative Exchange Rate for such currency. Also, to the extent the Facility Amount is stated in USD after making a conversion as per this Section 5 above, the total of all amounts calculated in New Shekels as noted above together with the amount of every Credit used on account of the Credit Facility in New Shekels will be calculated in US$, according to the Representative USD Exchange Rate.

As of the last business day preceding the date of this Letter the amount used on account of the Facility (as calculated in Section 5.1 above) is (choose one):

☐       NIS / ☐       USD.

6.	Limits on Using the Available Balance Amount in different Credit Categories

With respect to the following Credit categories the following limitations will apply with regards to using the Available Balance Amount (check one or more of the following and complete as necessary):

6.1.

☐ With respect to the following Credit categories: together, the maximum amount for use on account of the Credit Facility will not exceed the lower of the total of (choose one:) [5] ☐ NIS, or the Available Balance Amount / ☐ USD, or the Available Balance Amount.

6.2.

☐With respect to the following Credit categories: together, the maximum amount for use on account of the Credit Facility will not exceed the lower of the total of (choose one):[5]☐ NIS, or the Available Balance Amount / ☐ USD, or the Available Balance Amount.

7.	Preliminary Conditions for Using the Credit Facility

Using the Credit Facility at any relevant time would be subject to compliance with all of the following:

7.1.

There is no limitation or preclusion under any applicable law (including any order, directive or guidance of any competent authority or body), your documents of incorporation or any other agreement on providing the Credit, repayment of the Credit Amounts or the collateral

[5]	Check this optional section where it sought to increase the available amount for a certain Credit category on account of the Credit Facility.

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for its guarantee, their effect, rights pursuant to them or their exercise, and no approvals, consents, or permits are required by any party or taking other actions by you or by any third party for that purpose.

7.2.	You did not breach any of your undertakings herein and none of the instances by which the Bank may terminate or reduce the Credit Facility as per Section 9 below has occurred.
7.3.

The Bank was furnished with all documents and approvals as required by the Bank with respect to the Credit, the collateral for securing it, and the Credit Documents, and you signed all such documents in favor of the Bank in the language and conditions customary with the Bank and as agreed between you and the Bank in writing.

7.4.	Your request to use any Credit category on account of the Credit Facility (fully or partially) does not result in exceeding the Facility Amount.
7.5.

According to the Bank’s calculation, there is no deviation from the limits prescribed by the Supervisor of Banks - Good Banking Management (including Directive 313 - on single borrower / group of borrowers, or any other limitation in this regard). If this preliminary condition is unmet and the full Credit amount may not be provided out of the Credit Facility, the Credit Facility conditions will be adjusted with a written consent between you and the Bank.

7.6.

☐ Without derogating from the provisions of Sections 7.1 - 7.5 above, extending the Credit is subject to providing the Bank with full qualified collateral for reducing the Credit risk, so that according to the Bank’s calculation, at no time will there be required allotment of supervisory capital for any Credit risk related to the Credit Facility and Credit (including under Good Banking Management Directive 203 - standard approach Credit risk).

7.7.

☐ Without derogating from this Section above, and to the extent the Preamble herein indicates several clients, using the Credit Facility at any relevant date would also be subject to having your mutual guarantees towards the Bank without limitation of amount to ensure repayment of all debts and liabilities of any of you towards the Bank; all, in the language and conditions customary with the Bank[6].

8.	Multiple Owners

To the extent the Preamble to this Letter indicates several clients, the provisions of this Section 8 will also apply with respect to the Credit Facility:

8.1.

Information delivery and waiver of confidentiality - by signing on the margins of this Letter, each of you: Waives his right for bank confidentiality (to the extent such right is available to him under law, agreement, or otherwise) with respect to this Letter, including with respect to the Credit Facility and Credit any of you has used or may use on account of the Credit Facility; it is agreed that the Bank may (but not must) deliver all or any of you any information with respect to all of the above by any means of communication the Bank deems fit; Undertakes not to bring any argument, demand or claim against the Bank, its employees or anyone on its behalf with respect to deliver of such information to any of you for any reason, and undertakes to bear liability to any damage or loss any of you may suffer by reason of delivery of such information by the Bank to any of you;

8.2.

To the extent not all Facility Accounts are jointly managed for all of you, in joint and several responsibility, by signing on the margins of this Letter each of you: Agrees that each of you may use the Credit Facility according to the conditions of this Letter and the permissions composition and other conditions of account management for the relevant Facility Account, without requiring another approval from any of you who is not a co-owner of such an account; agrees that in case the Facility Amount is used, in whole or in part, by any of you as noted above, the other Facility Accounts owners may use the available amounts on account of the Credit Facility as per Section 4.1 above, if any, and waives any argument, demand or claim against the Bank in this regard.

8.3.

By signing at the margins of this Letter each of you undertakes to be fully, finally and irrevocably liable towards the Bank for full and accurate repayment of all amounts owing currently or in the future to the Bank from him and with respect to all Credits used by him out of the Credit Facility, under the conditions of the Credit Documents signed by him in favor of the Bank.

9.	Terminating or Reducing the Credit Facility
9.1.

The Bank may, immediately and without prior notice, terminate or reduce the Credit Facility (including setting the Facility Amount at the rate of the amounts used on account of the Credit Facility by such time) - whenever, according to the Credit Documents, any event took place granting the Bank the right to set any of the Credit Amounts for immediate repayment (even if the Bank does not use such right, without considering the number of warning, cure or wait periods, if and to the extent agreed in writing); or in other cases permitted by any applicable law.

9.2.	In the event of Credit Facility termination or reduction as noted above the Bank will notify you simultaneously with the Credit Facility termination or reduction as noted above.
9.3.

It is clarified that this Letter may not diminish from any right of the Bank to call you to immediately repay the Credit Amounts, in whole or in part, according to conditions set in any Credit Document by which any such Credit was and will be extended to you.

10.	Prohibition on Exceeding the Facility Amount

By signing on the margins of this Letter you undertake to manage the Facility Accounts in a manner not exceeding the Facility Amount at all times. Without derogating from the provisions herein, any amount exceeding the Facility Amount, if any, will be repaid by you soon upon exceeding, without the need for the Bank to send any notice or demand. Without derogating from your undertakings above, from the conditions of any Credit Document and subject to any applicable law, the Bank may act according to all its rights under the Credit Documents with respect to any amount exceeding the Facility Amount, if any, and not repaid soon upon the deviation.

11.	Fees and Expenses

With respect to the Credit Facility you will pay the Bank fees as detailed hereinbelow; these fees will be charged from the checking account managed in New Shekels in account number * * * branch * * * of the Bank. The above does not include details of the fees for or with respect to managing the Facility Accounts and extending any Credit in such account on account of the Credit Facility, which would be specified in the other Credit Documents (check the appropriate):

11.1.☐ Credit and securities processing fee - drafting documents (for an enterprise)

11.1.1.	The service for which the fee is charged - processing Credit Facility allocation.
11.1.2.	Fee amount - NIS 0.

[6]	Check this optional Section if there are multiple clients and the Bank wishes to subject use of Credit Facility to having mutual guarantees of the clients issued a shared Credit Facility.

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11.1.3.	Amount rate and calculation - % of the Facility amount (choose one of the following):

☐ As set in the Bank pricelist, as may be on the Credit Facility effect start date. It is clarified that in any case, the processing fee displayed above will not diminish from the minimum amount set in the Bank pricelist, if any, and will not exceed the maximum amount set in the Bank pricelist, if any. To the extent the Facility Amount is stated in USD, setting the processing fee requires calculating the Facility Amount in New Shekels according to the Customary Buy Rate customary with the Bank of USD (but without deducting exchange fee, any tax, levy, mandatory payments or other payments, etc.) as known on the Credit Facility effect start date. The processing fee amount indicated above may change if and to the extent the Bank pricelist changes following the drafting of this Letter until the Facility Start Date; also - to the extent the Facility Amount is stated in USD - if and to the extent the said exchange rate changes.

☐ As agreed between us and the Bank. To the extent the Facility Amount is stated in USD, setting the said fee requires calculating the Facility Amount in New Shekels according to the Customary Buy Rate with the Bank of USD (but without deducting exchange fee, any tax, levy, mandatory payments or other payments, etc.) as known on the Credit Facility effect start date. The processing fee amount stated above may change to the extent the Facility Amount is stated in USD - if and to the extent the said exchange rate changes.

11.1.4.	Fee collection date - on the Credit Facility effect start date, unless indicated otherwise.

11.2.	☐ Credit allocation - enterprise (choose one):

11.2.1.	☐ Credit Facility allocation fee:
11.2.1.1.

For allocation of Credit Facility during the period as of the Facility Start Date or Facility Revolve Date, as the matter may be, until the Facility end date you will pay the Bank a “Credit allocation - enterprise” fee (hereinafter: the “Fee”).

11.2.1.2.	The Fee is at an annual rate of % of the Facility Amount which is (choose one):

☐ As set in the Bank pricelist as of the drafting of this Letter (this rate and the Fee Amount derived therefrom may change from time to time, inter alia, if and to the extent the Bank pricelist changes);

☐ As agreed between you and the Bank (no less than the minimum amount and no more than the maximum amount set in the Bank pricelist, if any);

11.2.1.3.

The annual Fee Amount would be calculated as the product of the Estimated Facility Amount by the said Fee rate. As of the drafting of this Letter the Fee Amount is NIS per year (hereinafter: the “Fee Amount”).

11.2.1.4.

Where the Facility Amount is stated in USD, calculation of the Fee Amount would require calculating the Estimated Facility Amount in New Shekels every day throughout the period for which Fee is paid, according to the Representative USD Exchange Rate and the Representative Exchange Rate of all other Currencies for Facility Use for extending, as of the relevant calculation date, the Checking Account Credit Line.

The Fee Amount may vary, inter alia, if and to the extent the Representative USD Exchange Rate changes or the representative exchange rate of any other Currencies for Facility Use as noted above.

11.2.1.5.	The Fee Amount would be paid by you soon after the beginning of (choose one):

☐ Every calendar month - for the preceding month.

☐ Every calendar quarter - for the preceding quarter.

(hereinafter: the “Fee Payment Dates”).

11.2.2.	☒ Credit Facility failure to use fee:
11.2.2.1.

For every day during the period as of the Facility Start Date or Facility Revolve Date, as the matter may be, until the Facility end date in which the Credit Facility was not used in whole or in part (hereinafter: the “Failure to Use Day”) you will pay the Bank a “Credit allocation - enterprise” fee (hereinafter: the “Fee”).

11.2.2.2.	The Fee is at an annual rate of 0.32 which is (choose one):

☐ As set in the Bank pricelist as of the drafting of this Letter (this rate and the Fee Amount derived therefrom may change from time to time, inter alia, if and to the extent the Bank pricelist changes);

☒ As agreed between you and the Bank (no less than the minimum amount and no more than the maximum amount set in the Bank pricelist, if any);

11.2.2.3.

The Fee Amount for every Failure to Use Day will be calculated as the product of the Unused Daily Balance Amount on such day with the Fee rate indicated above, divided by the full number of days in the calendar year of such calculation (365 or 366 days, as the matter may be). As of the drafting of this Letter the maximum Fee Amount (assuming the Credit Facility is not used at all for one year) is NIS per year (hereinafter: the “Fee Amount”).

11.2.2.4.

Where the Facility Amount or amount of Credit used on the Facility Account is stated in USD or another foreign currency, then, calculation of the Fee Amount would require calculating the Estimated Facility Amount and the Unused Daily Balance Amount in New Shekels every day throughout the period for which Fee is paid, according to the Representative USD Exchange Rate and the Representative Exchange Rate of all other Currencies for Facility Use for extending, as of the relevant calculation date, the Checking Account Credit Lines or Credit Amounts of other categories used on account of the Credit Facility. The Fee Amount may vary, inter alia, if and to the extent the Representative USD Exchange Rate changes or the representative exchange rate of any other Currencies for Facility Use as noted above.

11.2.2.5.	The Fee Amount would be paid by you on the first business day of (choose one):

☐ Every calendar month - for the preceding month.

☒Every calendar quarter - for the preceding quarter.

(hereinafter: the “Fee Payment Dates”).

12.	General
12.1.	Whenever this Letter permits the Bank to perform any action it is not liable to do so.
12.2.	This Letter will enter into effect subject to its execution by you according to the language on its margins and its delivery to the Bank by and no later than the Facility Start Date.
12.3.	This Letter and the other Credit Documents supplement each other and be construed to add to each other. In case of contradiction between

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the conditions of this Letter and the other Credit Documents in any of the matters discussed herein, except if expressly stated otherwise, the provisions of this Letter will supersede.

12.4.

The Bank rights under this Letter are independent, continue and are in addition to and do not derogate from any right available to the Bank currently or in the future under any applicable law or the other Credit Documents.

12.5.	This Letter is directed at you only and may not form any undertaking of the Bank towards any third party. Your rights herein may not be assigned or transferred in any form.

13.	Interpretation and Definitions
13.1.	Section headers in this Letter are meant for convenience only, and shall not be used for its interpretation. The following terms shall have the meaning specified next to them:
13.1.1.	“Credit” - each of the Credit categories listed in Section 4 above used by you on account of the Credit Facility in the Facility Accounts.
13.1.2.

“Representative Exchange Rate” - as of every relevant calculation date - the representative exchange rate of the relevant foreign currency recently published by the Bank of Israel prior to the calculation date, or, if not published by the Bank of Israel on the customary date, another exchange rate for the same foreign currency published by a competent authority, recently prior to the calculation date, determined by the Bank as a representative exchange rate for such foreign currency for all Bank customers.

13.1.3.

“Credit Documents” - this Letter, the Facility Accounts opening documents, all other documents signed by you in the past or future with respect to Credit and any other document intended to amend or replace any of the above, or expressly stating to constitute any of them.

13.1.4.

“Credit Amounts” - any amount owned by you, currently or in the future, to the Bank for or with respect to the Credit Facility or Credit, including principal, interest, interest in arrears, fees, expenses, linkage differentials, and any other amount under any Credit Document.

13.1.5.

“Checking Account Credit Lines” - to the extent Credit lines in checking accounts are included in the Credit categories permitted for use as per Section 4 above - the cumulative amount of all Checking Account Credit Lines of the categories you may use on account of the Credit Facility, allocated to you in the Facility Accounts, if any, and effective on the relevant date for calculating the Fee mentioned in Section 11.1 above; and -

13.1.6.

“Unused Daily Balance Amount” - the Estimated Facility Amount after deduction of all Credit amount balanced not on account of a Credit Facility allocated in a checking account provided to you on account of the Facility in any of the Facility Accounts and still unpaid by the relevant calculation date (even if the agreed repayment date of any of such Credit Amounts is not yet due).

13.1.7.	“Estimated Facility Amount” - the Facility Amount after deduction of Checking Account Credit Lines in effect on the relevant calculation date.
13.1.8.

“Customary Buy Rate at the Bank” - the exchange rate “transfers / checks - buy” published by the Bank from time to time on a board in the branch and on the Bank’s website referring, as the matter may be, to selling foreign exchange by us to the Bank at every relevant date; after deduction of exchange fee, any tax, levy, mandatory payments or other payments, etc.

14.	Additional Conditions: .
Sincerely,
Bank Hapoalim Ltd.

To:

Bank Hapoalim Ltd.

We the undersigned agree to this Letter above and undertake to comply with it. We acknowledge that the Bank gave us a copy of this Letter and gave us reasonable opportunity to inspect it prior to its execution.

Name	ID	Date	Signature
Oddity Tech Ltd.	514936269	January 30, 2024	/s/ Oddity Tech Ltd.

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